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                                                                     EXHIBIT 7-1


VIA FACSIMILE AND AIRBORNE EXPRESS
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April 16, 2002

Mr. J. Robert Fabregas
Chief Executive Officer
Easyriders, Inc.
28210 Dorothy Drive
Agoura Hills, CA 91301

Dear Mr. Fabregas:

This will confirm our intention to proceed with the filing of an application with the Securities and Exchange Commission (the "SEC") to strike Easyriders, Inc.'s ("the Company") Common Stock from listing and registration on the American Stock Exchange (the "Exchange"). This decision was reached following careful review of the Company's continued listing eligibility.

The Exchange has adopted certain guidelines and procedures that assist in this process and these are set forth in Part 10 of our Company Guide. The guidelines, which are most relevant in this situation, are found in Sections 1002 and 1003.

Specifically, the Company stated in its Form 10-K for the fiscal year ended December 31, 2001 that it had a net loss of $17,094,867 on revenues of $28,264,933, at which time the Company had a shareholder's deficit of $28,429,602. Consequently, the Company has fallen below Section 1003(a)(i) with a stockholders' equity of less than $2,000,000 and has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years; Section 1003(a)(ii), resulting from a stockholders' equity of less than $4,000,000 million and sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years; and Section 1003(a)(iii) having sustained losses from continuing operations and/or net losses in its five most recent fiscal years.

Moreover, on July 17, 2001, Easyriders, Inc., and it principal operating subsidiary, Paisano Publications, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, San Fernando Valley Division. To date, the Company continues to operate under Chapter 11, and no final judgment has been reached. The Company has expressed its intent to enter into a plan of liquidation if approved by the Court.
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Mr. J. Robert Fabregas
April 16, 2002
Page 2

Finally, in it's Form 10-K for the fiscal year ended December 31, 2001 the Company's auditors, Stonefield Josephson, Inc., state that there exists substantial doubt about the Company's ability to continue as a going concern due to the above referenced bankruptcy filing and ongoing losses.

In view of the foregoing, it appears that the Company's operating results are unsatisfactory and its financial condition may be impaired, raising questions about whether it will be able to continue operations or meet its obligations as they mature. (Section 1003(a)(iv))

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Section 1010(b) of the Company Guide requires that the Company, as promptly as possible and not later than April 23, 2002, make a public announcement through the news media which discloses receipt of this letter and the Amex guidelines upon which it is based./1/ The Company must provide a copy of this disclosure to both the Amex Stock Watch and Listing Qualifications Departments at least 10 minutes prior to its public dissemination./2/ For your convenience, we have enclosed a list of news services that the Company may use in connection with this disclosure.

Please be advised that Section 1010(b) does not relieve the Company of its obligations to assess the materiality of the Staff Determination as it relates to the federal securities laws. This rule also does not provide a safe harbor under the federal securities laws. Accordingly, the Company should consult with securities counsel regarding its disclosure and other obligations mandated by law./3/

In accordance with Section 1010 of the Amex Company Guide, the Company has the
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right to appeal this determination by notifying the Exchange in writing and submitting the required hearing fee of $2,500 within five business days of receipt of this letter./4/ Please note that the
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/1/  Should the Company subsequently fail to comply with other continued listing guidelines, and receive notice of such deficiency, then it must also make the disclosure required by Section 1010(b) with respect to such additional deficiency, even if the Company has already exercised its right to appeal
Staff's determination.
/2/ This notice should be provided to the attention of Jay Bono in the Amex Stock Watch Department (telephone: 212-306-8383; facsimile: 212-306-1488), and to the Amex Listing Qualifications Department (telephone: 212-306-1331; facsimile: 212-306-2394).
/3/ While the Amex does not endorse any particular format or provide a sample press release related to this disclosure, you may wish to consider language that discloses that: on (DATE OF RECEIPT OF STAFF DETERMINATION) the Company received notice from Amex Staff indicating that the Company no longer complies with Exchange's continued listing guidelines due to (LOSSES IN TWO OF ITS MOST RECENT FISCAL YEARS WITH EQUITY BELOW $2 MILLION, ETC.), as set forth in Section 1003(____) of the Company Guide, and that its securities are, therefore, subject to being delisted from the Exchange. The Company has appealed this determination and requested a hearing before a committee of the Exchange. There can be no assurance Company's request for continued listing will be granted. The Company may also wish to consider including in its public disclosure whether its securities may be eligible to trade on another marketplace.
/4/  Section 1010 of the Amex Company Guide was recently amended to provide for
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the imposition of hearing fees on issuers in connection with issuer requests for review of Exchange delisting decisions (Securities and Exchange Commission Release No. 34-44768; File No. SR-Amex-2001-36).
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Mr. J. Robert Fabregas
April 16, 2002
Page 3

hearing fee is non-refundable and must be paid by certified check payable to "The American Stock Exchange LLC" and submitted separately from the hearing request in accordance with the instructions on the attached Hearing Fee Payment Form. In accordance with Section 1010 of the Amex Company Guide, the Company
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will be deemed to have waived the opportunity for a hearing, and a hearing will not be scheduled, if the hearing fee has not been submitted to the Exchange within five days of receipt of this letter. The request for a hearing and a copy of the check should be submitted to:

                                Claudia Crowley
                           Assistant General Counsel
                        Listing Qualifications Hearings
                          American Stock Exchange LLC
                               86 Trinity Place
                              New York, NY 10006
                              Tel: (212) 306-2432
                              Fax: (212) 306-5359

Hearing requests should not contain written arguments in support of the Company position. Should the Company choose to appeal the Staff's determination, it will have an opportunity during the hearing process to submit written materials in support of its appeal, as well as to make an oral presentation at the hearing. If you would like additional information regarding the hearing process, please contact Ms. Crowley.

The Company has the right to appeal this determination by notifying the Exchange no later than April 23, 2002. If the Company elects not to appeal, this decision will become final and an application will be filed with the SEC to remove the Company's common stock from listing and registration. Please call me or Ryan Shah at (212) 306-2395 if you have any questions.

Very truly yours,

/s/ John T. Tubman